UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form 10-D ☐Form N-CEN ☐Form N-CSR

For Period Ended: February 28, 2024

☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CalAmp Corp.

Full Name of Registrant.

Not Applicable

Former Name if Applicable

15635 Alton Parkway

Suite 250

Address of Principal Executive Office (Street and Number)

Irvine, California 92618

City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

CalAmp Corp. (the “Company”) is unable to file its Annual Report on Form 10-K for its fiscal year ended February 29, 2024, within the prescribed time period without unreasonable effort or expense because the Company has not completed the Company’s closing process and the preparation of its audited financial statements for the fiscal year. As a result, the audit of such financials by its independent registered public accounting firm has also not been completed.

As previously reported in the Company’s Quarterly Report on Form 10-Q for the period ended November 30, 2023, the Company recognized impairment charges of $74.4 million in the Company’s condensed consolidated statement of operations during the quarter ended November 30, 2023. These impairment charges represent a significant change in the Company’s results of operations for the fiscal year ended February 29, 2024, as compared to the corresponding period for the last fiscal year.

Forward-Looking Statements

This Form 12b-25 contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These statements may include, without limitation, statements regarding the Company’s financial results. These forward-looking statements are based on current expectations, estimates, assumptions, projections, and management’s beliefs, and are subject to change. There can be no assurance that these forward-looking statements will be achieved; these statements are not guarantees of future performance and are subject to certain risks, uncertainties, and other factors, many of which are beyond the Company’s control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The Company’s business is subject to a number of risks, which are described more fully in the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2023, its Quarterly Reports on Form 10-Q and in its other filings with the SEC. The Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jikun Kim	(949)	600-5600
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes☒ No☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes☒ No☐

See above description in Part III.

CalAmp Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 30, 2024	By:	/s/ Jikun Kim
Senior Vice President and CFO (Principal Financial Officer)